07020474

QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

9 January 2007

SUPPL

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for the month of December, 2006, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Darren Bromley at + 61 8 9358 011 or dbromley@qrsciences.com.

Yours Faithfully,

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

Darren Bromley
Company Secretary

Attachments

Exhibit Index on Page 2

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 1 December to 31 December 2006.

Doc Date	Headline	Pages
18/12/06	Appendix 3B	8
20/12/06	QRS Technology Breaks into U.S Airport Market	5
21/12/06	Addendum: Revenue and Market Opportunity for ShoeScanner	2

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**18/12/06**
Document Ref:	**346**
Release Time:	**Immediate**
Subject:	**Appendix 3B**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

QRSciences Holdings Limited

ABN

27 009 259 876

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	400,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued on terms as detailed in the Company's constitution.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	400,000 @ $0.50 per share (50 cents)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary Shares for working capital and general operating expenses of the business.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
39,766,752** *(** 396,640 subject to voluntary restriction of ESP)*	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,368,677	B preference shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The directors of the Company are unable to state when or if dividends will be paid in the future, as the payment of dividends will depend on the Company's profitability, financial position and cash requirements.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 12 December 2006

Print name: Darren Bromley

+ See chapter 19 for defined terms.

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**20/12/06**
Document Ref:	**347**
Release Time:	**Immediate**
Subject:	**QRS Technology Breaks into U.S. Airport Market**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

20 December 2006

QRS Technology Breaks into U.S. Airport Market

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to report that the Transportation Security Administration (TSA), the agency of the U.S. Government responsible for the nation's transportation security, has approved Clear® as a Registered Traveller Service Provider for roll-out to the nation's airports.

QRSciences' core Quadrupole Resonance (QR) technology is an important component of the Clear® registered traveller kiosk through GE Security's (GE) ShoeScanner product.

QRSciences established a cross-licence agreement with GE Security earlier this year which paved the way for roll-out of products using the company's QR technology. Under the license agreement with GE Security, QRSciences receives royalty payments on sales of all GE QR products including the GE ShoeScanner.

The cross-license agreement with GE also enables QRS to sell competing products using GE's proprietary QR intellectual property. QRS is currently developing its own ShoeScanner device at the Company's facility in Perth.

Clear® was part of the Orlando International Airport Registered Traveller pilot program established in mid-2006 and has recently received formal notice from the TSA that is has been approved as a Registered Traveller Service Provider for the Registered Traveller program national roll-out. Clear® is in the process of completing construction of Registered Traveller lanes at New York's JFK, San Jose, Indianapolis, and Cincinnati airports as the first phase of a national rollout beginning this month and intends to extend this service across up to 20 U.S. airports over the course of the next 12 months.

The Clear® program embraces a verification and passenger screening kiosk, co-developed with GE, that incorporates the GE ShoeScanner product alongside explosive trace detection technology. The combined technologies' ability to assess registered program members without removal of shoes and jackets facilitates significantly reduced and more consistent passenger screening times with improved security.

When completed it is estimated that there will be approximately 1000 Registered Traveller lanes established at the nation's airports.

"This order confirms quadrupole resonance as a viable technology and the GE ShoeScanner product as a new and robust source of revenue for QRSciences," said Kevin Russeth, QRSciences' Chief Executive Officer.

"Royalty payments to QRSciences from the U.S. roll-out will fall right to our bottom line and we are hopeful that the establishment of international registered traveller programs and non-aviation security related applications will add to those figures in the longer term," Russeth concluded.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.

Wall Street Journal article:

TSA Approves Scanner That Will Let Fliers Who Pay Keep Their Shoes On

By LAURA MECKLER
December 13, 2006; Page B1

WASHINGTON -- The U.S. government approved new technology that will automatically scan shoes and boots for bombs, and promises that travelers will soon be spared the trouble of scurrying through security in their socks. But the new machines will be available only to travelers who pay to join a special program, at least at first.

The shoe-scanner approval will give a crucial boost to the Registered Traveler program, which is designed to provide faster airport security screening, via a special security line, to travelers who sign up in advance and undergo a background check. But the program, to be run by private companies under the supervision of the Transportation Security Administration, has languished for years, and currently is operating only in Orlando, Fla.


GE Security

Explosive-detecting kiosks, like this one in Orlando, Fla., allow travelers to keep their shoes on in security lines.

The shoe scanner is expected to draw customers to the program because not only will it speed up lines. It will also offer another perk -- remaining shod -- to attract customers willing to pay annual fees of about $100.

"We've always said that Registered Traveler has to be more than a front-of-the-line program," says Steven Brill, chief executive of Verified Identity Pass Inc., which operates the Registered Traveler program in Orlando. A handful of other companies also want to offer Registered Traveler programs at airports.

Travelers who join the programs will undergo background checks, and then get biometric cards designed to work at any airport's Registered Traveler kiosks, where iris scans or fingerprints would match the person with his or her ID card. Those kiosks

are designed to be used in conjunction with existing carry-on baggage X-ray machines and metal detectors.

The speedy handling of known travelers is designed to free up the TSA to focus on other passengers, who may pose a greater risk. Private companies that take part in the program must be approved by the TSA and compete to win contracts from airports to provide the service. Interoperable technology will allow customers of any given company to use another company's security lines when traveling through various airports.

The shoe scanner is part of a kiosk developed by General Electric Co.'s GE Security, which is a minority investor in Verified. Passengers step onto a platform with hip-level walls and enter identifying information on the touch screen. Meanwhile, their shoes are scanned for bombs from below, and residue from their fingers is analyzed to detect trace amounts of explosive material.

"We're comfortable with the level of the security that the shoe scanner provides," said Christopher White, a spokesman for the TSA. The TSA says it will examine each airport's setup before giving each site the go-ahead to dispense with shoe removal.

Verified and GE Security hope that, in the future, the use of this trace detector will eliminate the need for passengers to take off their jackets when they walk through security. The TSA has yet to approve the trace detector. The kiosk, including both the shoe scanner and the trace detector, has been undergoing testing at Orlando.

Verified has bought 20 of the kiosks for use at the airports where it has contracts to operate Registered Traveler programs. It plans to launch operations at John F. Kennedy International Airport's Terminal 7, which is run by British Airways, as early as next week. The company plans to follow at three more airports -- in Cincinnati, San Jose, Calif., and Indianapolis -- in the coming weeks. It is charging passengers $99.95 per year.

A Faster Trip

Clear Registered Traveler's Orlando location is the only program up and running. However, two other providers are in the works.

Clear Registered Traveler	Operated by Verified Identity Pass Inc. Has contracts to operate programs in Orlando, John F. Kennedy International Airport Terminal 7, Cincinnati, San Jose and Indianapolis.
RT Go	Operated by Unisys Corp. Has contract to operate program in Reno, Nev.
Fast Lane Option	Operated by Saflink Corp. Does not have any airport contract yet.

Not everyone is enthused about Registered Traveler. The major airline trade group, the Air Transport Association, has tried to dissuade airports from signing on, arguing that it will deliver little benefit while distracting the TSA from other priorities such as developing a new system for monitoring passenger lists for the names of suspected terrorists. In addition, airlines already offer special security lines to first-class and most-frequent fliers at some airports, and Registered Traveler could wind up competing with this and other airline-provided perks.

The other companies competing for Registered Traveler contracts also promise to buy advanced screening equipment once it is approved for use by the TSA. That technology, which is in various stages of development, is designed to ease the three

major headaches of airport screening: removing shoes, jackets and laptops from their cases.

Unisys Corp., which has signed up the airport in Reno, Nev., is considering buying the shoe scanners but is also looking at backscatter technology, which the TSA is now testing in Phoenix. Backscatter is an X-ray that can see through clothing to detect threatening objects that might be hidden. This technology should allow passengers to keep shoes and jackets on as they pass through security, said Larry Zmuda, who heads the Registered Traveler program for Unisys. "We're going to try and push for multiple benefits and not just shoes."

A third major player is Saflink Corp., which hasn't yet won an airport contract. It is focusing on building relationships with charitable groups, universities, professional sports teams and trade associations that would offer the company's card, called Fast Lane Option, at a discount or as a fund-raising device for the organization.

All three companies are developing packages of various travel and nontravel related perks, ranging from discounts on airport parking and merchandise to credit card and offers and deals on mortgage rates.

Any new technology used for Registered Traveler is being paid for by the private companies. The new GE kiosks, for instance, cost more than $150,000 each. That might be too expensive for the federal government to buy and install for the use of all air travelers. But the government will monitor the performance of the machines and could wind up buying them down the road.

"The people who travel the most ... will finance development of technology for everybody else," says Mr. Brill. "That's a pretty good model."

QRSciences
Holdings Limited

ASX LODGEMENT COVER PAGE

Company:	**QRSciences Holdings Limited**
Code:	**QRS**
HOMEX:	**Perth**
Document Date:	**21/12/06**
Document Ref:	**348**
Release Time:	**Immediate**
Subject:	**Addendum: Revenue and Market Opportunity for ShoeScanner**

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

21 December 2006

Revenue and Market Opportunity for ShoeScanner

Further to yesterday's announcement regarding QRSciences' (ASX:QRS) (QRSNY:PK) exposure to the Clear® Registered Traveller program in the U.S., via the GE ShoeScanner, the company wishes to provide some guidance as to the potential size of the target market for the ShoeScanner product.

There are approximately 2000 airport checkpoint lanes in the U.S. and an estimated 5000 worldwide. Up to 1000 Registered Traveller lanes could be established at U.S. airports alone.

In addition to airport checkpoints, QRSciences estimate that the total addressable market for ShoeScanner devices worldwide is between 50,000-75,000. Non-aviation applications include rail, subway and light rail, border crossings, courthouses, prisons, government buildings including embassies, in addition to military and other security applications geared to protect critical infrastructure.

QRSciences is highly encouraged by the breakthrough that General Electric Security (GE Security) has had with its ShoeScanner device. The GE ShoeScanner uses patented Quadrupole Resonance (QR) technology owned by QRS. Sales of the GE ShoeScanner will generate significant royalty income for QRS going forward.

QRSciences expects to earn a royalty in the range of $3,000 to $4,000 per unit on the GE ShoeScanner product, in addition to having the ability to build its own competing product under the cross-licence agreement with GE Security.

About QRSciences

QRSciences Holdings Limited is based in Perth, Western Australia with offices in San Diego, California. The company designs, develops and sells advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring, chemical manufacturing quality control and assurance, mineral and material assay, and lab instrumentation.

For more information visit www.QRSciences.com or phone +61 8 9358 5011 in Australia or +1(858)613-8755 in the United States.